UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 25 February 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited
("the Listings Requirements") we hereby advise that Mr M Preece, a director of Major
Subsidiaries Gold Fields Operations (GFO) and GFI Joint Venture Ltd, and Ms TL Harmse,
acting Company Secretary of Gold Fields Ltd elected to defer a portion of Performance
Shares vested on 14 February 2020 in terms of satisfying the Minimum Shareholding
Requirement (MSR) Policy.
Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a five year period based on the following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package
Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to commit Gold Fields shares toward the satisfaction of the MSR.

Details of the transactions are set out below:

M Preece
Nature of transaction Portion of Performance Shares vested
on 14 February 2020 under the Gold
Fields Limited 2012 Amended Share
Plan, deferred to Restricted Shares in
terms of the MSR obligation
Transaction Date 19 February 2020
Number of Shares 82,327
Class of Security Ordinary Shares
Vesting Period The plan vesting date is the date that
the Performance Shares or Retention
Shares would have vested and become
unconditionally owned by the
Executive.
Nature of interest Direct and Beneficial
TL Harmse
Nature of transaction Portion of Performance Shares vested
on 14 February 2020 under the Gold
Fields Limited 2012 Amended Share
Plan, deferred to Restricted Shares in
terms of the MSR obligation
Transaction Date 19 February 2020

Number of Shares 40,000
Class of Security Ordinary Shares
Vesting Period The plan vesting date is the date that
the Performance Shares or Retention
Shares would have vested and become
unconditionally owned by the
Executive.
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
24 February 2020
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 25 February 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer